As filed with the Securities and Exchange Commission on May 15, 2006
Registration No. __________ **

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
registration statement under the securities act of 1933

EQUITEX, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-0905189
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
7315 EAST PEAKVIEW AVENUE ENGLEWOOD, COLORADO 80111 (303) 796-8940
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

HENRY FONG, PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
7315 EAST PEAKVIEW AVENUE
ENGLEWOOD, COLORADO 80111
Telephone (303) 796-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communication, including all communication sent to the agent for service, should be sent to:
William M. Mower, Esq.
Ranga Nutakki, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center, 90 South 7th Street
Minneapolis, Minnesota 55402
Telephone (612) 672-8200

Approximate date of commencement of proposed sale to public: from time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earliest effective registration statement for the same offering: [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, please check the following box: [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box: [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, $.01 par value per share	2,667,534 shares	$ 4.01(2)	$10,696,812	$1,144.56
Common stock, $.01 par value per share (5)	1,762,182 shares	$3.17 (4)	$5,593,510	$598.51
Common stock, $.01 par value per share (6)	1,470,910 shares	$ (6)	$ (6)	$ (6)
Common stock, $.01 par value per share (3) (6)	550,000 shares	$ (6)	$ (6)	$ (6)
Common stock, $.01 par value per share (5) (6)	973,498 shares	$ (6)	$ (6)	$ (6)
Common stock, $.01 par value per share (8)	349,190 shares	$ (7)	$ (7)	$ (7)
Common stock, $.01 par value per share (5)(7)	73,853 shares	$ (7)	$ (7)	$ (7)
Common stock, $.01 par value per share (3)(8)	1,100,031 shares	$ (8)	$ (8)	$ (8)

(1)	Estimated in accordance with Rule 457 solely for the purpose of calculation of the registration fee.
(2)	The registration fee for such shares, is estimated in accordance with Rule 457(c) based on the average high and low sales price as reported on The Nasdaq Capital Market on May 11, 2006.
(3)	Common stock to be sold by selling stockholders upon the conversion of debt to equity.
(4)
The registration fee for such shares, is estimated in accordance with Rule 457(g) solely for the purpose of calculation of the registration fee and based on weighted-average conversion price of the common shares issuable.

(5)	Common stock issuable upon exercise of outstanding warrants.
(6)
Such shares were previously registered on the Registrant’s Form S-3 filed on December 14, 2005, as amended (File No. 333-130316). The registration fee for such shares was previously paid in connection with such registration. The Prospectus in this Form S-3 is intended to combine the prospectus included in such previously filed Form S-3 in accordance with Rule 429.

(7)
Such shares were previously registered on the Registrant’s Form S-3 filed on December 9, 2002, as amended (File No. 333-101731). The registration fee for such shares was previously paid in connection with such registration. The Prospectus in this Form S-3 is intended to combine the prospectus included in such previously filed Form S-3 in accordance with Rule 429.

(8)
Such shares were previously registered on the Registrant’s Form S-3 filed on June 8, 2004, as amended (File No. 333-116294). The registration fee for such shares was previously paid in connection with such registration. The Prospectus in this Form S-3 is intended to combine the prospectus included in such previously filed Form S-3 in accordance with Rule 429.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

** Pursuant to Rule 429, the prospectus included in this Registration Statement on Form S-3 also relates to 2,994,408 shares of Common Stock previously registered under the Registrant’s registration statement on Form S-3, File No. 333-130316, 423,043 shares of Common Stock previously registered under the Registrant’s registration statement on Form S-3, File No. 333-101731, and 1,100,031 shares of Common Stock previously registered under the Registrant’s registration statement on Form S-3, File No. 333-116294, for which registration fees were already paid. Accordingly, as provided in Rule 429(b), this Registration Statement on Form S-3 is also intended to be deemed a post-effective amendment to the Registrant’s Form S-3, File No. 333-130316 File No. 333-101731 and Form S-3, File No. 333-116294.

EXPLANATORY NOTE NOT FORMING PART OF PROSPECTUS

This Registration Statement on Form S-3 relates to the resale of an aggregate of 4,429,716 shares of the Registrant’s Common Stock held by selling shareholders of the Registrant, including 1,762,182 shares issuable upon exercise of warrants. Additionally, the prospectus included in this Form S-3 also relates to: an aggregate of 2,994,408 shares of the Registrant’s Common Stock that were previously registered on the Registrant’s Registration Statement on Form S-3, File No. 333-130316, filed with the Commission on December 14, 2005, as amended; 423,043 shares of the Registrant’s Common Stock that were previously registered on the Registrant’s Registration Statement on Form S-3, File No. 333-101731, filed with the Commission on December 9, 2002, as amended; and an aggregate of 1,100,031 shares of the Registrant’s common stock that were previously registered on the Registrant’s Registration Statement on Form S-3, File No. 333-116294, filed with the Commission on June 8, 2004, as amended. In accordance with the provisions of Rule 429 under the Securities Act of 1933, the prospectuses included in the prior Forms S-3 are being combined with the prospectus included in this Form S-3. Accordingly, the selling stockholder table included in the prospectus in this Form S-3 includes all of the selling stockholders identified in the Registrant’s prior Forms S-3 (File Nos. 333-130316, 333-101731 and 333-116294).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Securities included in the registration statement of which this prospectus is a part may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY __, 2006

PROSPECTUS

EQUITEX, INC.

8,947,198 shares of common stock

This prospectus relates to the resale of 8,947,198 shares of common stock of Equitex, Inc. held by the selling securityholders listed on page 18 of this prospectus, including 1,650,031 shares of common stock of Equitex, Inc. that are issuable upon the conversion of certain promissory notes as well as 2,809,533 shares of common stock that are issuable upon the exercise of certain warrants currently held by the selling securityholders. We will receive no proceeds from the sale of the currently outstanding common stock by the selling securityholders, but will receive proceeds from this offering in the event that any warrants are exercised. If all of the warrants are exercised, Equitex, Inc. will receive proceeds in an amount up to $11,942,571.

Our common stock is listed on the Nasdaq Capital Market under the symbol “EQTX.” On May 9, 2006, the last sale price for our common stock as reported on The Nasdaq Capital Market was $4.09 per share.

The shares of common stock offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 6 for a description of some of the risks you should consider before buying any shares of our common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________, 2006

TABLE OF CONTENTS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement containing this prospectus, including the exhibits to the registration statement, also contains additional information about Equitex, Inc. and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission’s website (located at www.sec.gov) or at the Securities and Exchange Commission’s Public Reference Room mentioned under the heading “Where You Can Find More Information” on page 27 of this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Our business, financial condition or results of operations may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights certain information found in greater detail elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus, before making an investment decision. In addition, this prospectus summarizes other documents which we urge you to read. All references in this prospectus to “Equitex,” “we,” “us,” “our” or “our company” refer to Equitex, Inc. and our consolidated subsidiaries.

The Company

Equitex, Inc. was organized under the laws of the State of Delaware in 1983, and we elected to become a business development company and be subject to the applicable provisions of the Investment Company Act of 1940 in 1984. Until January 4, 1999, Equitex was a business development company which is a form of closed-end, non-diversified investment company under the Investment Company Act of 1940. A business development company generally must maintain 70% of its assets in new, financially troubled or otherwise qualified companies, known as investee companies, and offers significant managerial assistance to such companies. Business development companies are not subject to the full extent of regulation under the Investment Company Act of 1940. We primarily were engaged in the business of investing in and providing managerial assistance to developing companies that, in our opinion, would have a significant potential for growth. On April 3, 1998, our stockholders authorized us to change the nature of our business and withdraw our election as a business development company, which became effective on January 4, 1999.

Effective December 1, 2001, we acquired all the outstanding common stock of Chex Services, Inc. in exchange for 332,000 shares of our common stock valued at $10,119,000 ($30.48 per share), in a transaction accounted for as a purchase.

In August 2002 we formed a new majority owned subsidiary, Denaris Corporation, to pursue opportunities in stored value card operations. In return for assigning our rights to certain notes receivable as well as the opportunity to acquire certain technological and other information from our subsidiary Key Financial Systems, Denaris agreed to pay Equitex $250,000 in the form of a promissory note as well as 5,000,000 shares of Denaris common stock. As of April 30, 2006, Denaris had 6,500,000 shares of common stock outstanding; therefore, we owned 77% of the outstanding common stock.

On June 7, 2004, a wholly owned subsidiary of Seven Ventures, Inc., a publicly traded company, merged with and into Chex Services (the “Merger”). Subsequent to the merger, Seven Ventures changed its name to FastFunds Financial Corporation (“FastFunds” or “FFFC”) and is presently trading on the Over-the Counter Bulletin Board under the symbol “FFFC”. In the Merger, we exchanged our 100% ownership of Chex Services for 7,700,000 shares of FastFunds common stock representing approximately 93% of FastFunds’ outstanding common stock immediately following the Merger. In addition, we received warrants to purchase 800,000 shares of FastFunds common stock at an exercise price of $0.10 per share, expiring five years from the date of closing. In connection with the Merger, FastFunds received $400,000 through the issuance of convertible promissory notes bearing interest at five percent per annum, which are convertible into 4,000,000 shares of their common stock upon the occurrence of certain future events. Unless earlier converted, any outstanding balance of principal and interest is due on April 14, 2007. In June 2004, $100,000 of principal of the convertible promissory notes was converted into 1,000,000 shares of common stock; and an additional $100,000 of principal of the convertible promissory notes was converted into 1,000,000 shares of common stock in August 2004. The remaining $200,000 of convertible promissory notes remains convertible into 2,000,000 shares of FFFC common stock upon the occurrence of certain future events. As of May 5, 2006, FastFunds has 15,294,473 shares of common stock outstanding; therefore, we owned approximately 81% of FFFC’s common stock as of that date.

On December 22, 2005, FFFC and Chex entered into an Asset Purchase Agreement (the “APA”) with Game Financial Corporation (“Game”), pursuant to which FFFC an Chex agreed to sell substantially all the assets of Chex (the “Asset Sale”). Such assets also represent substantially all of the operating assets of FFFC on a consolidated basis. On January 31, 2006, FFFC and Chex completed the Asset Sale for $14 million pursuant to the APA. Additionally, FFFC and Chex entered into a Transition Services Agreement (the “TSA”) with Game pursuant to which FFFC and Chex agreed to provide certain services to Game to ensure a smooth transition of the sale of the cash access financial services business. Equitex agreed to serve as a guarantor of FFFC’s and Chex’s performance obligations under the TSA.

On February 28, 2006, we held a special meeting of shareholders at which two proposals were ratified authorizing the acquisition (the “Acquisition”) of Hydrogen Power, Inc. (“HPI”) by El Acquisition Corp., a newly formed subsidiary of the Company (“Merger Sub”), as well as certain related common stock issuances. Effective March 14, 2006, pursuant to an Agreement and Plan of Merger and Reorganization as amended, (the “Merger Agreement”) HPI merged with and into Merger Sub (the “Merger”), and Merger Sub, the surviving corporation to the Merger, remaining a wholly-owned subsidiary of the Company, was renamed Hydrogen Power, Inc.

Per the terms of the Merger Agreement, as amended, Equitex issued to the former shareholders of HPI 2,338,990 shares of its common stock and has reserved 132,122 shares of its common stock to be issued upon exercise of options to purchase 1,550,000 shares of HPI common stock outstanding immediately prior to the time of the Merger. These shares represented approximately 29% of our common shares outstanding of 8,627,779 on the date of issuance.

Equitex also issued to the stockholders of HPI 300,000 shares of its Series L Preferred Stock (the “Preferred Stock”). The Preferred Stock is convertible into common stock of the Company in three tranches of 100,000 shares each (referred to as the L-1, L-2 and L-3 Preferred Stock, respectively), on the 180th, 270th and 360th day following closing of the merger, respectively; each tranche shall be convertible into 40% of our common stock outstanding on the respective date of conversion. The conversion of the Preferred Stock will be subject to the achievement by HPI of certain performance benchmarks as defined in the Certificate of Designation of Series L Preferred Stock, including HPI’s use of its hydrogen technology to develop prototype generators, with marketable value, for various micro and portable power applications and for various macro power applications such as fuel cells and internal combustion engines. The successful achievement of these benchmarks, and thus the conversion of the Preferred Stock, shall be determined by Equitex in its sole discretion. In the event all three series of Series L Preferred Stock are converted into Equitex common stock, the former stockholders of HPI would own approximately 73% of Equitex’s common stock on a post-transaction basis (assuming that Equitex does not, prior to the conversion of the L-3 Preferred Stock, issue any additional shares of common stock other than pursuant to conversion of the Series L Preferred Stock).

In addition, Equitex issued warrants to purchase up to 1,600,000 shares of $0.01 par value common stock at $3.00 per share in exchange for outstanding warrants to purchase an equivalent number of shares of HPI common stock.

In July and September 2005, Equitex loaned to HPI an aggregate of $3,000,000 to be used for the exploitation and commercialization of HPI’s technology. Pursuant to the Fifth Amendment to the Merger Agreement, dated March 10, 2006, Equitex agreed to forgive payment of the $3,000,000 and accrued interest as a condition of closing. Additionally, Equitex utilized the proceeds of the Note as described below as a contribution of capital to HPI, which proceeds were transferred to HPI at closing.

Pursuant to a Share Exchange Agreement dated December 5, 2005 with a stockholder of Hydrogen Power, Aton Select Fund Limited (“Aton”), immediately prior to the effective time of the Merger, Equitex held 850,000 shares of HPI common stock that it obtained from Aton in exchange for Equitex’s issuance of 700,000 shares of its common stock. The Share Exchange Agreement was contemplated in the Merger Agreement.

HPI is a Seattle-based company, organized under the laws of the State of Delaware in December 2003, which has sub-licensed a patented technology for the United States, South America, Mexico and Canada, which was developed at the University of British Columbia for producing hydrogen gas in a process called “Hydrogen Now™.” The term of the sub-license pursuant to which HPI has its rights to the Hydrogen Now technology, as well as the license pursuant to which HPI’s sub-licensor has its rights to the technology, expires on the date on which the last patent covered by the sub-license and license expires, which is currently no sooner than February 2021.

As a result of this transaction, the total number of shares issued by the Company equaled 40% of the outstanding shares of Equitex common stock immediately prior to the effective time of the merger including those issued to Aton in the Share Exchange Agreement described above as well as the 132,122 shares reserved for issuance in connection with outstanding HPI warrants.

As a condition to the Merger Agreement, Equitex was required to make a $5 million contribution of capital to HPI, which proceeds were transferred to HPI at closing. On March 14, 2006, Equitex and FFFC entered into a Secured Promissory Note (“Note”), Stock Pledge Agreement (“Pledge”) and Profit Participation Agreement through which FFFC loaned Equitex $5 million. The Note is due March 14, 2007, and accrues interest at 10% per annum, payable at three, six and nine months from the issuance date. Pursuant to the Pledge, Equitex has pledged all of its shares of HPI to FFFC to guarantee payment of the Note. Additionally, the parties executed the Profit Participation Agreement, whereby Equitex granted to FFFC a net profit interest, as defined in the Agreement, in the amount of 10% of the net profit derived from HPI during the period the Note is outstanding.

As a holding company, from time to time we evaluate opportunities for strategic investments or acquisitions that would complement our current services and products, enhance our technical capabilities or otherwise offer growth opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place and future investments or acquisitions involving cash, debt or equity securities or a combination thereof may result.

Recent Developments

The following is a summary of recent developments regarding Equitex since the year ended December 31, 2005.

NASDAQ Stock Market Staff Determination Letter and Potential Delisting

On March 17, 2006, we received a Nasdaq Staff Determination letter indicating that the Company failed to comply with certain requirements for continued listing set forth in Marketplace Rule 4340(a) and that our securities are subject to delisting from The Nasdaq Capital Market. Under Marketplace Rule 4340(a), “an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq Listing”. The Nasdaq Staff Determination concluded that the

Company’s recent acquisition of HPI is a “reverse merger” and, to avoid delisting, the Company was required to submit an initial listing application and meet the initial listing criteria on The Nasdaq Capital Market in accordance with the referenced Marketplace Rule.

In anticipation of Nasdaq’s determination under Rule 4340(a), we filed an initial listing application with The Nasdaq Stock Market on March 9, 2006, prior to closing our transaction with HPI. Additionally, pending Nasdaq’s review of the initial listing application, on March 23, 2006, we exercised our right to appeal the delisting of our securities by The Nasdaq Stock Market to a Listing Qualifications Panel pursuant to the procedures set forth in The Nasdaq Marketplace Rule 4800 Series. A hearing before a Nasdaq Listing Qualifications Panel (the “Panel”) was held on April 20, 2006, and the Panel granted our request to remain listed, through May 31, 2006, while the Nasdaq Staff completes its review of our application for initial listing on The Nasdaq Capital Market.

Although we believe that we have satisfied the Nasdaq requirements for initial listing on The Nasdaq Capital Market following completion of the acquisition of Hydrogen Power, Inc., Nasdaq has broad discretion in the initial listing process and may consider various subjective factors. As a result, there can be no assurance that Equitex’s initial listing application will be approved or that its common stock will continue to be listed for trading on The Nasdaq Capital Market.

Settlement with MBC Global

On May 10, 2006, we entered into a Settlement Agreement with MBC Global, LLC, an Illinois limited liability company, and certain of its affiliates, pursuant to which we settled all potential claims and obtained a corresponding general release from such other parties, all of whom were holders of certain promissory notes originally issued by FastFunds Financial Corporation in connection with its June 7, 2004 merger transaction with Chex Services, Inc. Under the Settlement Agreement, we agreed to issue the former note holders an aggregate of 180,000 shares of our common stock, all of which will be subject to the terms of a Stock Sale and Lock-Up Agreement dated as of May 10, 2006 restricting the resale of the common shares. In addition, we entered into a Registration Agreement with the persons who received shares of our common stock pursuant to the terms of the Settlement Agreement. Under the Registration Agreement, we are obligated to file a registration statement covering the resale of their common shares on or prior to May 15, 2006 and cause that registration statement to be declared effective by the SEC on or prior to June 26, 2006. The registration statement of which this prospectus is a part covers the resale of those shares, as required under the Registration Agreement.

As a holding company, from time to time we evaluate opportunities for strategic investments or acquisitions that would complement our current services and products, enhance our technical capabilities or otherwise offer growth opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place and future investments or acquisitions involving cash, debt or equity securities or a combination thereof may result. Equitex, Inc. maintains its principal office at 7315 East Peakview Avenue, Englewood, Colorado 80111. You can reach us by telephone at (303) 796-8940.

The Offering

Common stock offered (1)	8,947,198 shares

Common stock outstanding before offering (2)	11,451,736 shares

Common stock outstanding after offering(3)	20,398,934 shares

Nasdaq Capital Market symbol	EQTX

(1) Includes (a) 1,650,031 shares of common stock issuable upon the conversion of certain convertible promissory notes; and (b) 2,809,533 shares of common stock issued or issuable upon the exercise of certain common stock purchase warrants. The 1,650,031 shares represent the estimated maximum number of shares of common stock issuable as payment of all principal and/or interest under the convertible promissory notes, in lieu of cash. Under the terms of the convertible promissory notes, such payment may be made by the Company in stock at its option and discretion.

(2) Represents shares of our common stock outstanding as of May 1, 2006. Does not include (a) shares of our common stock reserved for issuance under various stock option agreements, including those issued under our Equitex, Inc. 1999 Stock Option Plan and the Equitex, Inc. 2003 Stock Option Plan, and certain additional options issued to certain directors and executive officers outside of these plans; or (b) shares of our common stock reserved for issuance under outstanding warrants not included in this registration statement.

(3)  Assumes the exercise of all warrants and conversion of all convertible notes included in footnote 1.

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH OUR COMPANY AND HISTORY:

We had a net loss in 2003, 2004 and 2005, and we do not anticipate we will be profitable in 2006 as we continue to develop our hydrogen technology.

We incurred a net loss of approximately $8.8 million (a net loss applicable to common stockholders of approximately $9.5 million) for the year ended December 31, 2005, as compared to a net loss of approximately $7.5 million (a net loss applicable to common stockholders of approximately $7.7 million) for the year ended December 31, 2004, and a net loss of approximately $4.6 million (a net loss applicable to common stockholders of approximately $5.2 million) for the year ended December 31, 2003. We anticipate further losses for the year ended December 31, 2006 as we continue to develop the hydrogen generation technology for Hydrogen Power, Inc. There is also no assurance we will be profitable in the year ending December 31, 2006 or 2007.

We presently have no operating business and therefore no sources of operating income unless and until Hydrogen Power, Inc. develops commercially viable products or we provide for other capital sources the nature of which could be detrimental to our current shareholders.

With the sale by FastFunds and Chex of substantially all of their operating assets, we no longer have an interest in any operating business and therefore have no sources of operating income. While we provided $8 million to Hydrogen Power in connection with the recent acquisition, such amount may not provide working capital sufficient for HPI to develop and market any commercially viable products or services. If HPI cannot develop commercially viable products or services as presently contemplated, and if we do not develop other future business opportunities, the lack of revenue-generating operations would likely require us to find other sources of income for our Company. In this regard, we may not be able to locate and successfully close on other sources of funds in the future, if necessary. Even if available, the cost and nature of any funds may not be on terms favorable to our current stockholders.

We are subject to Sarbanes-Oxley and the reporting requirements of federal securities laws, which can be expensive.

As a public reporting company, we are subject to the Sarbanes-Oxley Act of 2002, as well as the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and other federal securities laws. The costs of compliance with the Sarbanes-Oxley Act will add significant cost to our preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, and furnishing audited reports to stockholders.

RISKS ASSOCIATED WITH OUR SECURITIES:

We have received a Staff Determination letter from the Nasdaq Stock Market informing us that our securities are subject to delisting as a result of the HPI acquisition. As a result, we may be unable to maintain our listing on The Nasdaq Capital Market, which failure could limit the ability of our stockholders to sell our common stock at prices and at times they believe appropriate.

Our common stock is currently traded on The Nasdaq Capital Market. On March 17, 2006, we received a Nasdaq Staff Determination letter indicating that the Company fails to comply with certain requirements for continued listing set forth in Marketplace Rule 4340(a) and that our securities are subject to delisting from The Nasdaq Capital Market. Under Marketplace Rule 4340(a), “an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq Listing”. The Nasdaq Staff Determination concluded that the Company’s recent acquisition of HPI is considered a “reverse merger” and the Company was required to submit an initial listing application and meet the initial listing criteria on The Nasdaq Capital Market in accordance with the referenced Marketplace Rule.

In anticipation of Nasdaq’s determination under Rule 4340(a), we filed an initial listing application with The Nasdaq Stock Market on March 9, 2006, prior to closing our transaction with HPI. Additionally, pending Nasdaq’s review of the initial listing application, on March 23, 2006, we exercised our right to appeal the delisting of our securities by The Nasdaq Stock Market to a Listing Qualifications Panel pursuant to the procedures set forth in The Nasdaq Marketplace Rule 4800 Series. A hearing before a Nasdaq Listing Qualifications Panel (the “Panel”) was held on April 20, 2006, and the Panel granted our request to remain listed, through May 31, 2006, while the Nasdaq Staff completes its review of our application for initial listing on The Nasdaq Capital Market.

Although we believe that we have satisfied the Nasdaq requirements for initial listing on The Nasdaq Capital Market following completion of the acquisition of Hydrogen Power, Inc., Nasdaq has broad discretion in the initial listing process and may consider various subjective factors. As a result, there can be no assurance that Equitex’s initial listing application will be approved or that its common stock will continue to be listed for trading on The Nasdaq Capital Market.

In the past, we have received several letters from Nasdaq notifying us of failures to comply with Nasdaq’s continued listing requirements. Such letters were received in January 2005 and July 2004, and related to the failure of our common stock to maintain the minimum bid price of $1.00 per share that is required for continued listing. In each case, we ultimately regained compliance with the minimum bid price requirement.

We can provide no assurance we will continue to meet all of the required continued listing requirements to remain on The Nasdaq Capital Market. If for any reason our common stock is delisted from The Nasdaq Capital Market, our common stock would likely be quoted on either the electronic bulletin board or on the pink sheets. Securities quoted on the over-the-counter bulletin board and pink sheets are only rarely covered by securities analysts. In addition, these quotation and trading systems generally involve a slower flow of bid, ask and sales information and fewer market making broker-dealers, which factors typically result in lower prices for quoted securities. As a result, the delisting of our common stock from The Nasdaq Capital Stock Market would could make it more difficult for our stockholders to sell their shares of our common stock at times and at prices they believe appropriate.

The conversion of outstanding preferred stock and the exercise of options and warrants, at prices below the market price of our common stock could cause a decrease in the market price of our common stock.

On August 25, 2005, we issued 3,055 shares of Series K preferred stock in exchange for all of our previously outstanding Series G preferred stock and Series I preferred stock (for which there were approximately $3,055,000 in redemption value plus unpaid dividends). As of May 1, 2006, 711 shares of our Series K preferred stock had been converted into 260,631 shares of our common stock leaving 2,344 shares of Series K preferred stock outstanding. The conversion of our outstanding preferred stock into a maximum of 932,669 shares of our common stock based on the 20% limitation, and the exercise of options and warrants into a maximum of 9,540,216 shares of our common stock at the currently applicable weighted-average exercise price of approximately $4.76 per common share, may be below the market price of our common stock at the time such securities are exercised and converted.

Depending on the market price of our common stock at the time of the conversion or exercise of these convertible securities, any issuance of common stock upon conversion or exercise at then-below-market prices may cause a decrease in the market price of our common stock.

Our stockholders may experience significant dilution upon the conversion of our outstanding preferred stock.

Series K Preferred Stock

Our common stockholders may experience dilution from the conversion of our Series K preferred stock into a maximum of 932,669 shares of our common stock, representing approximately 8.1% of our currently outstanding common stock. The conversion price of our Series K preferred stock is the lesser of $2.75 or 65% of the market price of our common stock for the five trading days prior to conversion, subject to certain adjustments. This conversion feature allows holders of the preferred stock to purchase an increasing number of common shares as a result of decreasing market prices of our common stock. Nevertheless, the terms of our certificate of designation for Series K preferred stock and applicable Nasdaq Stock Market Marketplace Rules prevent us from issuing more than 1,368,300 shares of our common stock upon conversion of our Series K preferred stock without stockholder approval.

Since we cannot know the conversion price of the Series K preferred stock until notice of conversion has been provided by a holder, we cannot currently determine how many shares of common stock we will actually issue upon conversion of the preferred stock. The following table sets forth, for illustrative purposes only, the effect of increasing and decreasing stock prices on the conversion price per share and number of shares issuable upon conversion of the Series K preferred stock, based on the closing market price of our common stock ($4.25) on May 1, 2006.

Price per share of common stock	Conversion price of Series K preferred stock (1)	Aggregate number of shares of common stock convertible from all Series K preferred stock (2) (3)	Percentage of outstanding common stock (3) (4)
$4.25	$2.75	852,364	7.44%
$3.19 (5)	$2.07	932,669	8.17%
$2.13 (6)	$1.38	932,669	8.17%
$5.31 (7)	$2.75	852,364	7.44%
$6.38 (8)	$2.75	852,364	7.44%

(1)
The conversion price is 65% of the market price of our common stock if the market price per share is less than $5.50, and 75% of the market price of our common stock if the market price is more than $5.50 for 20 consecutive trading days (and certain other conditions related to trading volume are met), provided, however, that the conversion price cannot be higher than $2.75 per share.

(2)	Based on 2,344 shares of Series K preferred stock currently outstanding, having an aggregate stated value of $2,344,000.

(3)
The certificate of designation for the Series K preferred stock and applicable Nasdaq Stock Market Marketplace Rules prevent us from issuing more than 1,368,300 shares of our common stock upon conversion of our Series K preferred stock without the approval of our stockholders, of which a maximum of 932,669 shares remain available for issuance.

(4)	Based upon 11,451,736 shares of our common stock outstanding as of May 1, 2006.
(5)	Reflects a 25% reduction from the average closing price of $4.25.
(6)	Reflects a 50% reduction from the average closing price of $4.25.
(7)	Reflects a 25% increase from the average closing price of $4.25.
(8)	Reflects a 50% increase from the average closing price of $4.25.

Series L Preferred Stock

As part of our acquisition of HPI, we issued to the stockholders of HPI 300,000 shares of Series L Preferred Stock (the “Preferred Stock”). The Preferred Stock is convertible into common stock of the Company in three tranches of 100,000 shares each (referred to as the L-1, L-2 and L-3 Preferred Stock, respectively), on the 180th, 270th and 360th day following closing of the merger, respectively; each tranche shall be convertible into 40% of our common stock outstanding on the respective date of conversion. The conversion of the Preferred Stock will be subject to the achievement by HPI of certain performance benchmarks as defined in the Certificate of Designation of Series L Preferred Stock, including HPI’s use of its hydrogen technology to develop prototype generators, with marketable value, for various micro and portable power applications and for various macro power applications such as fuel cells and internal combustion engines. The successful achievement of these benchmarks, and thus the conversion of the Preferred Stock, shall be determined by Equitex in its sole discretion.

In the event all three series of Series L Preferred Stock are converted into Equitex common stock, the former stockholders of HPI would own approximately 73% of Equitex’s common stock on a post-transaction basis (assuming that Equitex does not, prior to the conversion of the L-3 Preferred Stock, issue any additional shares of common stock other than pursuant to conversion of the Series L Preferred Stock). Based upon 11,451,736 shares of our common stock outstanding as of May 1, 2006, we would issue approximately 19,972,000 shares of our common stock if all of the Series L1, L2 and L3 shares were converted. As a result, our current stockholders would experience substantial dilution if all shares of Series L Preferred Stock are converted.

The securityholders of Hydrogen Power generally, and its former majority stockholder specifically, will be able to exert significant control over our Company.

Assuming the conversion of all of the Series L Preferred Stock, the former securityholders of Hydrogen Power would hold approximately 73% of our outstanding common stock on a post-transaction basis. Additionally, GHTI, Hydrogen Power’s former majority stockholder, would beneficially own approximately 62% of our outstanding common stock on a post-transaction basis, and would thus have significant influence over the management of our business, the election of directors and all matters requiring stockholder approval.

A substantial number of shares will be eligible for future sale by the Hydrogen Power shareholders and the sale of those shares could adversely affect our stock price.

As part of the acquisition agreement with Hydrogen Power, we agreed to register for sale all of the shares of common stock being issued as a result of the acquisition. As a result, we are registering through this registration statement all of the shares of common stock issued in the Hydrogen Power transaction that therefore will become eligible for immediate public sale. This could adversely affect the public market for our common stock should a significant portion of these shares be offered for sale at any given time. This could cause a significant decline in the market price for our common stock and therefore affect the value of any of our securities.

RISKS RELATED TO THE BUSINESS OF OUR MAJORITY-OWNED SUBSIDIARY FASTFUNDS FINANCIAL CORPORATION:

FastFunds has no significant operating business.

In January 2006, FastFunds sold substantially all of its operating business, owned by Chex, to Game Financial Corporation and therefore currently has no significant operating business.

FastFunds’ balance sheet contains certain notes payable, which are subject to repayment on 90 days’ demand.

Chex previously relied on debenture notes issued to private investors to operate its business and to fund its growth. As of December 31, 2005, Chex had debenture notes payable in the aggregate amount of approximately $11,301,497. Subsequent to December 31, 2005, Chex repaid approximately $6.5 million of these notes from the proceeds received from the Asset Sale. Additionally, on March 1, 2006, Chex cancelled approximately $4.3 million of the notes and they have been reissued by FastFunds with a one-year term. The remaining Chex debenture notes have a one-year term, but are cancelable (and thereby subject to repayment) by either party with 90 days notice.

Chex is a guarantor of certain debt of Equitex, and FastFunds’ entire investment in Chex (i.e., its ownership of all outstanding Chex Services, Inc. stock) is subject to a security interest securing such obligation. Furthermore, all of the assets of Chex are subject to a security interest for the same debt.

In March 2004, Equitex (then the parent company of Chex) closed on $5 million of debt financing and issued convertible promissory notes in that principal amount to two financial institutions. The proceeds from the promissory notes were immediately thereafter loaned to Chex. These promissory notes carry a stated interest rate of 7% per annum and have a 45-month term. From April 2004 through June 2004 only interest payments were due. Beginning in July 2004, principal and interest payments began to amortize over the remaining 42-month period. The promissory notes are collateralized, among other things, by all of the assets of Chex, and by the FastFunds common stock owned by Equitex. In conjunction with the Asset Sale, the holders of the promissory notes consented to the sale of assets that secured their notes. Accordingly, if Equitex defaults on the obligations specified under the promissory notes, and if Chex cannot cure such defaults, FastFunds’ remaining assets could be lost.

FastFunds’ balance sheet contains certain promissory notes receivable and advances, which may not be collectible.

Included among FastFunds’ balance sheet as of December 31, 2005, are promissory notes, advances and interest receivable whose carrying value aggregate to $7,334,551. Among these notes are various promissory notes and advances due from affiliates of FastFunds and/or Equitex, including $4,480,489 due from Equitex; $1,104,360 due from Denaris Corporation (a majority-owned subsidiary of Equitex); $485,936 receivable from a former officer of Chex; $205,000 receivable from Equitex 2000, Inc., an affiliate of Equitex; and $25,461 receivable from various Company employees and a consultant of Chex. Interest receivable on all of these notes and advances is $983,305. Although FastFunds believes all of the notes will be collected, there can be no assurance that FastFunds will be able to collect any of these amounts. In March 2006 Equitex agreed to issue 1,200,000 shares of its common stock for settlement of the unpaid amounts due from Equitex and Denaris, including accrued interest.

Anti-dilution protections in favor of pre-merger stockholders of FastFunds and certain lenders who received convertible promissory notes in connection with the FastFunds merger may further substantially dilute Equitex’s percentage ownership in the FastFunds’ equity.

In the definitive merger agreement entered into in connection with the merger between Chex Services and Seven Ventures, Inc. (n/k/a FastFunds), FastFunds agreed to issue additional shares of its common stock to (a) pre-merger stockholders of FastFunds and (b) holders of certain convertible promissory notes (but only to the extent that such promissory notes become convertible in accordance with their terms), in the event that FastFunds issues common stock or securities convertible into or exchangeable for common stock, the proceeds of which are used to satisfy debt owed by Equitex and guaranteed by Chex (discussed above). If such issuances occur, the dilutive effect upon FastFunds’ stockholders would likely be substantial and material.

There are currently outstanding securities convertible into or exchangeable for an aggregate of 4,807,064 shares of FastFunds Common Stock which, if converted or exchanged, will substantially dilute FastFunds’ existing stockholders.

FastFunds currently has outstanding notes and securities convertible into or exchangeable for an aggregate of 2,807,064 shares of common stock under certain conditions. In addition, the effective conversion and exercise prices of such securities are significantly lower than the current market value of FastFunds’ common stock. If these securities are converted into or exchanged for common stock, their issuance would have a substantial dilutive effect on the percentage ownership of FastFunds’ current stockholders. These securities consist of: (i)  outstanding warrants to purchase an aggregate of 523,000 shares of FastFunds common stock at a purchase price of $0.10 per share, which were originally issued to Equitex in connection with the merger; (ii) options to purchase 385,000 shares of FastFunds common stock at $1.10 per share; and (iii) warrants to purchase an aggregate of 1,899,064 shares of FastFunds common stock at a weighted average purchase price of $1.98 per share.

FastFunds’ Common Stock trades only in an illiquid trading market, which generally results in lower prices for FastFunds’ Common Stock.

Trading of FastFunds’ common stock is conducted on the Over-The-Counter Bulletin Board. This has an adverse effect on the liquidity of the common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and the lack of security analysts’ and the media’s coverage of FastFunds and its common stock. This may result in lower prices for the common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for the common stock thus affecting the value of the FastFunds shares owned by us.

FastFunds has not paid dividends to date, and has no intention of paying dividends to stockholders.

To date, FastFunds has not paid any cash dividends and does not anticipate the payment of cash dividends in the foreseeable future. Accordingly, the only return on an investment in FastFunds’ common stock, if any, may occur upon a subsequent sale of the shares of common stock.

RISKS RELATED TO THE BUSINESS OF OUR MAJORITY-OWNED SUBSIDIARY HYDROGEN POWER, INC.

Hydrogen Power has a limited operating history on which to evaluate its business and currently possesses unproven hydrogen generation technology.

Hydrogen Power is a development stage company that has only completed research and development on its unproven hydrogen power generation technology. Hydrogen Power’s business plan is subject to significant further product development and there is a lack of meaningful historical financial data that makes it difficult to evaluate its prospects. To the extent that Hydrogen Power is able to implement its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in technology development and possible cost overruns. In addition, its hydrogen generation system is an innovative product that has not yet been proven on a commercial scale or introduced to the market.

Hydrogen Power may not be able to achieve commercialization of its products on the timetable it anticipates, or at all.

Hydrogen Power cannot guarantee that we will be able to develop commercially viable hydrogen power generation products on the timetable it anticipates, or at all. The commercialization of hydrogen power generation products require substantial technological advances to improve the efficiency, functionality, durability, reliability, cost and performance of these products and to develop commercial volume manufacturing processes for these products. We cannot guarantee that Hydrogen Power will be able to internally develop the technology necessary for commercialization of its hydrogen power generation products, or that it will be able to acquire or license any required technology from third parties. Developing the technology for high-volume commercialization requires substantial capital, and we cannot assure you that Hydrogen Power will be able to generate or secure sufficient funding on acceptable terms to pursue commercialization plans. In addition, before any product can be released to market, it must be subjected to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that Hydrogen Power’s potential products do not meet performance goals, including useful life, reliability, and durability, its commercialization schedule could be delayed, and potential purchasers may decline to purchase future systems and products.

The commercialization of Hydrogen Power’s hydrogen power generation systems also depend upon its ability to significantly reduce the costs of these systems and products. We cannot assure you that it will be able to sufficiently reduce the cost of these products without reducing its performance, reliability and durability, which would adversely affect consumers’ willingness to buy future products.

Hydrogen Power has no operating revenue to date and a history of losses. It may be unable to generate sufficient net revenue in the future to achieve or sustain profitability.

As a development stage company, Hydrogen Power has experienced operating losses for each quarterly and annual period since its inception in December 2003. It experienced net losses of approximately $2.5 million (unaudited) for the year ended December 31, 2005 and $766,000 for the year ended December 31, 2004. As of December 31, 2005, Hydrogen Power had an unaudited accumulated deficit of approximately $3.9 million. Hydrogen Power expects its losses and cash expenditures to continue over the next several years as it works to develop commercially viable products based on its hydrogen generation technology.

We cannot assure you that Hydrogen Power will be able to successfully execute its business plan.

The execution of Hydrogen Power’s business plan poses many challenges and is based on a number of assumptions.  We cannot assure you that it will be able to successfully execute its business plan.  Narrowing the scope of its development activities may not accelerate product commercialization.  If Hydrogen Power experiences significant cost overruns on any of its product development programs, or if its business plan is more costly than anticipated, certain research and development activities may be delayed or eliminated, resulting in changes or delays to its commercialization plans.

Hydrogen Power’s failure to obtain necessary additional financing would have a material adverse effect on its business plan and hinder or delay product development.

In order to develop a product or products utilizing Hydrogen Power’s hydrogen power generation technology, Hydrogen Power will require substantial additional financing. This financing would likely include equity or debt financing which would likely cause substantial dilution to our current stockholders. We may not be able to obtain such additional equity or debt financing when Hydrogen Power needs it or at all. Even if such financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy Hydrogen Power’s requirements. If we require, but are unable to obtain, sufficient additional financing in the future, Hydrogen Power may be unable to develop any commercially viable hydrogen generation product, further protect its intellectual property sufficiently, meet customer demand for any products that may be developed or withstand adverse operating results should successful product development occur. More importantly, if we are unable to raise further financing when required, Hydrogen Power’s continued operations may have to be scaled down or even ceased and any ability to generate future revenues would be negatively affected.

Potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect Hydrogen Power’s operating results to vary significantly from quarter to quarter.  As a result, quarter to quarter comparisons of these operating results are not expected to be meaningful.  Due to Hydrogen Power’s stage of development, it is difficult to predict potential future revenues or results of operations accurately.  It is likely that in one or more future quarters our operating results will fall below the expectations of investors or securities analysts.  In addition, investors or security analysts may misunderstand our business decisions or have expectations that are inconsistent with Hydrogen Power’s business plan.  This may result in our business activities not meeting their expectations.  Not meeting investor or security analyst expectations may materially and adversely impact the trading price of our common shares, and increase the cost and restrict our ability to secure required funding to pursue our commercialization plans.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Even if successfully commercialized, Hydrogen Power’s hydrogen power generation systems will result in products sold in markets that are still emerging, and about which little is known. As a result, we do not know whether end-users will want to use those products.  The development of a mass market for its hydrogen power generation technology may be affected by many factors, some of which are beyond its control, including the emergence of newer, more competitive technologies and products, the future cost of raw materials used by its systems, regulatory requirements, consumer perceptions of the safety of any developed products and related fuels, and consumer reluctance to buy a new product.

If a mass market fails to develop or develops more slowly than anticipated, Hydrogen Power may be unable to recover the losses it will have incurred in the development of potential products and may never achieve profitability.  In addition, we cannot guarantee that Hydrogen Power will be able to develop, manufacture or market any products if sales levels do not support the continuation of those products.

Regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to hydrogen generation systems may hurt the market for any developed products.  Environmental laws and regulations in the U.S. (particularly in California) and other countries have driven interest in vehicular alternate energy systems. We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies or the failure of these laws and policies to become more widespread could result in consumers abandoning their interest in hydrogen generation systems in favor of alternative technologies.  In addition, as alternative energy products are introduced into the market, the U.S. and other governments may impose burdensome requirements and restrictions on the use of these technologies that could reduce or eliminate demand for some or all of Hydrogen Powers potential products.

If Hydrogen Power fails to protect its intellectual property rights, competitors may be able to use its technology, which could weaken its competitive position, eliminate the potential for future revenue and increase costs.

We believe that Hydrogen Power’s long-term success will depend to a large degree on its ability to protect the proprietary technology that it has licensed or acquired or may develop or acquire in the future. Although Hydrogen Power intends to aggressively pursue anyone it reasonably believes is infringing upon its intellectual property rights, initiating and maintaining suits against third parties that may infringe upon those intellectual property rights will require substantial financial resources. Hydrogen Power may not have the financial resources to bring such suits and if it does bring such suits, it may not prevail. Regardless of Hydrogen Power’s success in any such actions, it could incur significant expenses in connection with such suits.

Failure to protect Hydrogen Power’s existing intellectual property rights could seriously harm our business and prospects because we believe that developing new systems and products that are unique to Hydrogen Power is critical to its success.  It relies on patent, trade secret, trademark and copyright law to protect its intellectual property.  However, some of Hydrogen Power’s intellectual property may not be covered by any patent or patent application, and the patents that Hydrogen Power has licensed will eventually expire.  We cannot assure that Hydrogen Power’s present or future issued patents will protect its technology.  Moreover, Hydrogen Power’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that:

•	any of the patents licensed by Hydrogen Power will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any potential future patent applications will be issued with the breadth of claim coverage sought by Hydrogen Power, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain countries.

Hydrogen Power may also seek to protect its proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that Hydrogen Power will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of Hydrogen Power’s intellectual property has been licensed on an exclusive basis, within certain geographical limitations, from third parties who may also license such intellectual property to others, including competitors.  If necessary or desirable, Hydrogen Power may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that Hydrogen Power will obtain such licenses or that the terms of any offered licenses will be acceptable to them.  The failure to obtain a license from a third party for intellectual property Hydrogen Power uses could cause them to incur substantial liabilities and to suspend the development, manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

Hydrogen Power may be involved in intellectual property litigation that causes them to incur significant expenses or prevents them from selling any developed products.

Hydrogen Power may become subject to lawsuits in which it is alleged that it has infringed the intellectual property rights of others or commence lawsuits against others who it believes are infringing upon its rights.  Involvement in intellectual property litigation could result in significant expense, adversely affecting the development of the challenged product or intellectual property and diverting the efforts of Hydrogen Power’s technical and management personnel, whether or not such litigation is resolved in its favor.  In the event of an adverse outcome as a defendant in any such litigation, Hydrogen Power may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of any developed products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

We can provide no assurance that Hydrogen Power would be successful in such development or acquisition or that such licenses would be available upon reasonable terms.  Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on Hydrogen Power’s business and financial results.

Hydrogen Power currently faces and will continue to face significant competition.

As alternative energy technologies including hydrogen power generation technologies have the potential to replace existing power products, competition for those products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of alternative energy technologies. Each of Hydrogen Power’s target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustions engines and turbines as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than hydrogen power generation systems (such as fuel cells, advanced batteries and hybrid battery/ICEs) in each of Hydrogen Power’s targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as hydrogen power technology.

There are many different individuals, institutions and companies across the United States, Canada, Europe and Japan, including corporations, national laboratories and universities that are actively engaged in the development and manufacture of alternative energy technologies including hydrogen generation technologies.  Each of these competitors has the potential to capture market share in any of our future target markets.

Many of these competitors have substantial financial resources, customer bases, strategic alliances, manufacturing, marketing and sales capabilities, and businesses or other resources which give them significant competitive advantages over Hydrogen Power.

The loss of the services of HPI’s Chairman, Chief Executive Officer, President or other key employees, or the failure to attract additional key individuals, would materially adversely affect our business.

Hydrogen Power’s success depends on the continued services of Ms. Ricky Gujral, who serves as President of Hydrogen Power. In addition, Hydrogen Power’s success depends in large part on its ability in the future to attract and retain key management, engineering, scientific, manufacturing and operating personnel.  Recruiting personnel for the hydrogen power industries is highly competitive.  We cannot guarantee that Hydrogen Power will be able to attract and retain qualified executive, managerial and technical personnel needed for the development of potential products business.  Hydrogen Power’s failure to attract or retain qualified personnel could have a material adverse effect on its business.

Hydrogen products use inherently dangerous, flammable fuels, which could subject Hydrogen Power’s business to product liability claims.

Hydrogen Power’s technology exposes them to potential product liability claims that are inherent in hydrogen and products that use hydrogen.  Hydrogen is a flammable gas and therefore a potentially dangerous product.  Any accidents involving Hydrogen Power’s technology or future products or other hydrogen-based products could materially impede widespread market acceptance and demand for hydrogen energy products.  In addition, Hydrogen Power may be held responsible for damages beyond the scope any insurance coverage.  We also cannot predict whether Hydrogen Power will be able to maintain any necessary insurance coverage on acceptable terms.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that are and will be incorporated by reference into this prospectus, contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Forward-looking statements in this prospectus are typically identified by words such as “believes,” “anticipates,” “estimates,” “expects,” “intends,” “will,” “may” and other similar expressions. These forward-looking statements may include, among other things, projections of our future financial performance, our anticipated growth and anticipated trends in our businesses. These statements reflect our current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, which could be material and adverse. Given that circumstances may change, and new risks to the business may emerge from time to time, having the potential to negatively impact our business in ways we could not anticipate at the time of making a forward-looking statement, you are cautioned not to place undue reliance on these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The important factors that could cause our results to differ include those identified in this prospectus and in any applicable prospectus supplement under the section entitled “Risk Factors,” those discussed in the Annual Report on Form 10-K for our fiscal year ended December 31, 2005, and similar sections in the other documents incorporated into this prospectus by reference. We encourage you to read these sections and documents carefully.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders pursuant to this Prospectus. We would receive gross proceeds in the approximate amount of $11,942,571 assuming the exercise of all warrants of which the underlying common stock are being offered hereby.

The selling securityholders will receive all proceeds from the sales of these shares, and they will pay any and all expenses incurred by them for brokerage, accounting or tax services (or any other expenses incurred by them in disposing of their shares).

SELLING SECURITYHOLDERS

This prospectus relates to the resale by the selling securityholders identified below of up to 8,947,198 shares of our common stock, including 1,650,031 shares of common stock issuable upon the conversion of certain promissory notes and 2,809,533 shares of common stock issuable upon the exercise of certain warrants. Included in these amounts are 2,994,408 shares of common stock, 423,043 shares of common stock and 1,100,031 shares of common stock that were previously registered under the Company’s registration statement on Forms S-3 filed on February 13, 2006, as amended (File No. 333-130136), December 9, 2002, as amended (File No. 333-101731), and June 8, 2004, as amended (File No. 333-116294), respectively. The following table lists, to our knowledge, certain information about the selling securityholders as of May 1, 2006. Except as indicated in the table and accompanying footnotes, the selling securityholders are offering all of the shares of common stock owned by them or issuable to them upon the exercise of the warrants and conversion of debt. We will not receive any proceeds from the sale of the common stock by these selling securityholders. Notwithstanding the foregoing, we do not know when or in what amounts the selling securityholders may offer shares for resale. The selling securityholders may not sell any or all of the shares offered by them for resale under this prospectus. For this reason, we cannot estimate with any certainty the number of shares that will be held by the selling securityholders after completion of this offering. For purposes of the following table, however, we have assumed that, after completion of this offering, the selling securityholders will no longer hold any of the shares offered for resale under this prospectus.

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)

Theodore H. Swindells	54,000	0.47%	0	0	54,000	0	0.00%
Mark Savage	6,000	0.05%	0	0	6,000	0	0.00%
Daniel Ryweck	3,000	0.03%	0	0	3,000	0	0.00%
Paul A. Moore	35,550	0.31%	0	0	30,550	0	0.00%
Kathy Moore	13,500	0.12%	0	0	13,500	0	0.00%
Kevin F. Flynn, Trustee of the Kevin F. Flynn June 1992 Non-Exempt Trust	31,500	0.28%	0	0	31,500	0	0.00%
Fritz Voelker (5)	120,947	1.06%	0	0	26,436	94,511	0.83%
Jon Eric Landry	12,600	0.11%	0	0	12,600	0	0.00%
Colin P Markey	9,950	0.09%	0	0	9,950	0	0.00%
Sherie Swiontek	900	0.01%	0	0	900	0	0.00%
Chip A. Rice (6)	67,706	0.59%	0	22,500	22,500	0	0.39%

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)
Goben Enterprises LP (7)	216,970	1.89%	0	37,500	42,081	174,169	1.52%
Bill Koonar	20,000	0.17%	0	10,000	20,000	0	0.00%
The John Volken Fundation	100,000	0.87%	0	50,000	100,000	0	0.00%
Daniel Boyle	6,327	0.06%	0	2,109	6,327	0	0.00%
Stubbvo Partners (8)	73,424	0.64%	0	24,608	73,424	0	0.00%
Moody Revocable Trust (9)	21,087	0.18%	0	7,029	21,087	0	0.00%
Robert Koch	16,871	0.15%	0	5,624	16,871	0	0.00%
Global Hydro Fuel Technology, Inc. (10)	2,131,004	18.61%	0	0	2,131,004	0	0.00%
Dil Gujral (11)	93,764	0.82%	0	0	93,764	0	0.00%
Aton Select Fund Limited (12)	763,930	5.85%	0	1,600,000	1,663,930	700,000	5.36%
Rahn & Bodmer	29,834	0.26%	0	0	29,834	0	0.00%
Kanwaljit S. Sachdeva	4,646	0.04%	0	0	4,646	0	0.00%
Tony Ciolfitto	938	0.01%	0	0	938	0	0.00%
Peter Schwarz	6,350	0.06%	0	0	6,350	0	0.00%
James H. Diffendorfer	4,262	0.04%	0	0	4,262	0	0.00%
Claire Spencer	4,262	0.04%	0	0	4,262	0	0.00%

Shares previously registered on Form S-3, File No. 333-130316
Pandora Select Partners, L.P. (13)	736,731	6.17%	330,000	155,000	485,000	251,731	2.11%
Whitebox Hedged High Yield Partners, L.P. (14)	491,154	4.17%	220,000	103,333	323,333	167,821	1.43%
Phyllis Mirvis	60,834	0.53%	0	60,833	60,833	1	0.00%
Infinity Advisors (15)	8,333	0.07%	0	8,333	8,333	0	0.00%
Arden O. Wandel	8,333	0.07%	0	8,333	8,333	0	0.00%

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)
Jim D Burford IRA #060000006248	47,501	0.41%	0	15,834	47,501	0	0.00%
Jim D Burford	41,388	0.36%		9,166	27,499	13,889	0.12%
Ijaz Anwar (16)	7,500	0.07%	0	2,500	7,500	0	0.00%
Narasimhan Sundarrajan	30,000	0.26%	0	10,000	30,000	0	0.00%
Goben Enterprises LP (7)	324,169	2.81%	0	100,000	150,000	174,169	1.51%
Pyramid Partners, LP (17)	60,000	0.52%	0	20,000	60,000	0	0.00%
Daniel S. & Patrice M. Perkins JTWROS	24,000	0.21%	0	8,000	24,000	0	0.00%
Piper Jaffray as custodian FBO Daniel S. Perkins	12,000	0.10%	0	4,000	12,000	0	0.00%
Piper Jaffray as custodian FBO Mark L. Beese IRA	3,000	0.03%	0	1,000	3,000	0	0.00%
Piper Jaffray as custodian FBO David H. Potter IRA	36,000	0.31%	0	12,000	36,000	0	0.00%
Richard Lockwood	75,000	0.65%	0	25,000	75,000	0	0.00%
Daniel Ryweck	15,000	0.13%	0	5,000	15,000	0	0.00%
Terry Pederson	30,000	0.26%	0	10,000	30,000	0	0.00%
Ted Bigos	15,000	0.13%	0	5,000	15,000	0	0.00%
John F. Stapleton	324,500	2.80%	0	141,500	324,500	0	0.00%
Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan 1561000091 (18)	75,000	0.65%	0	25,000	75,000	0	0.00%
Chip A. Rice Bill Rice JTWROS (19)	62,298	0.54%	0	17,000	51,000	11,298	0.10%

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)
Larry P. Arnold	49,998	0.44%	0	16,666	49,998	0	0.00%
John Thysell	40,001	0.35%	0	10,000	30,000	10,001	0.09%
Hunter Ridge Partners LLC (20)	375,000 (21)	3.25%	0	75,000	175,000	200,000 (24)	1.74%
Chip Rice (6)	70,206	0.61%	0	25,000	25,000	45,206	0.39%
Intention Capital, LLC (22)	497,818 (23)	4.31%	0	100,000	100,000	397,818 (24)	3.44%
Maslon Edelman Borman and Brand (25)	5,000	0.04%	0	0	5,000	0	0.00%
George Connors	16,397	0.14%	0	0	15,152	1,245	0.01%
Gulfstream 1998 Irrevocable Trust (26)	28,531	0.25%	0	0	25,426	3,105	0.03%
Aton Select Fund Limited (12)	763,930	6.67%	0	0	700,000	63,930	0.56%

Shares previously registered on Form S-3, File No. 333-101731
Thomas Little, Esq. as Trustee of the Anthony Amico, Jr. Irrevocable Trust Agreement of 2001 Number III (27)	10,512	0.09%	0	0	10,512	0	0.00%
Ron J. & Patricia Shimek	1,667	0.01%	0	1,667	1,667	1,667	0.01%
Daniel Bishop (28)	1,070,885	9.35%	0		119,985	950,900	8.30%
Mary Jo Feltl	14,948	0.13%	0	14,948	14,948	0	0.00%
John C. Feltl	26,494	0.23%	0	26,494	26,494	0	0.00%
Hyperion Holdings LLC (29)	625	0.01%	0	625	625	0	0.00%
Paul T. Mannion	719	0.01%	0	719	719	0	0.00%
Andrew S. Reckles	719	0.01%	0	719	719	0	0.00%
Vincent S. Sbarra	437	0.00%	0	437	437	0	0.00%

Name of Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percent of outstanding common stock owned by security-holder before this offering (3)	Shares of common stock issued and issuable upon conversion of promissory notes	Shares of common stock issued and issuable upon exercise of warrants	Total shares of common stock to be offered for security- holder’s account	Amount of common stock owned by security-holder after this offering (4)	Percent of outstanding common stock owned by security-holder after this offering (3)(4)
Miller Johnson Steichen Kinnard (30)	7,863	0.07%	0	7,863	7,863	0	0.00%
David B. Johnson	2,379	0.02%	0	2,379	2,379	0	0.00%
Eldon C. Miller	2,379	0.02%	0	2,379	2,379	0	0.00%
Stan D. Rahm	757	0.01%	0	757	757	0	0.00%
Paul R. Kuehn	757	0.01%	0	757	757	0	0.00%
Richard J. Nigon	1,069	0.01%	0	1,069	1,069	0	0.00%
Steve Hosier	551	0.00%	0	551	551	0	0.00%
Todd C. Johnson	94	0.00%	0	94	94	0	0.00%
Nick Honigman	94	0.00%	0	94	94	0	0.00%
Russell L. Casement (31)	66,133	0.58%	0	133	133	66,133	0.58%
Joseph W. Hovorka (32)	1,779	0.02%	0	80	80	1,779	0.02%
TR Capital Corp. (33)	4,052	0.04%	0	2,026	4,052	0	0.00%
USA Skate Corp. (34)	6,210	0.05%	0	6,210	6,210	0	0.00%
Discount Video Liquidators, Inc. (28)	185,021	1.62%	0	0	130,000	55,021	0.48%
David Lantz	3,852	0.03%	0	3,852	3,852	0	0.00%
Tee & Bee, Inc. (28)	130,713	1.14%	0	0	86,667	44,046	0.38%

Shares previously registered on Form S-3, File No. 333-116294
Pandora Select Partners, L.P. (13)	971,492	8.02%	660,018	0	660,018	311,474	2.57%
Whitebox Hedged High Yield Partners, L.P. (14)	647,662	5.45%	440,013	0	440,013	207,649	1.75%

TOTALS	11,317,720		1,650,031	2,809,533	8,947,198
__________

(1) The term “selling securityholder” as used throughout this prospectus includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)  Includes shares of common stock that are issued or issuable upon the conversion of promissory notes and the exercise of warrants that are set forth in the table with respect to such selling securityholder. For purposes of the selling securityholder table and consistent with SEC rules, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which a securityholder has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned does not constitute an admission on the part of the securityholder that he, she or it is a direct or indirect beneficial owner of those shares.

(3)  Based on 11,451,736 shares outstanding as of May 1, 2006.

(4) Assumes the sale of all of the shares of common stock offered by each selling Securityholders pursuant to this prospectus.

(5) Includes 48,816 shares of common stock and 24,608 shares of common stock issuable upon conversion of warrants owned by Stubbvo Partners and 14,058 shares of common stock and 7,029 shares of common stock issuable upon conversion of warrants owned by Moody Irrevocable Trust.

(6) Includes 45,206 shares owned jointly by Chip Rice with William Rice.

(7) Mr. Gary Benson, general partner, holds dispositive powers for these shares.

(8) Mr. Fritz Voelker, manager, holds dispositive powers for these shares.

(9) Mr. Fritz Voelker, trustee, holds dispositive powers for these shares.

(10) Mrs. Jagdish Gujral, majority shareholder, holds dispositive powers for these shares. Mrs. Gujral is the spouse of Mr. Dil Gujral and each disclaim beneficial ownership of the other’s shares since they have the right to vote their shares independently.

(11) Mr. Dil Gujral is the spouse of Mrs. Jagdish Gujral and may be deemed to beneficially own his wife’s shares indirectly. Both Mr. and Mrs. Gujral disclaim beneficial ownership of the other’s shares since they have the right to vote their shares independently.

(12) Mr. Werner Keicher, director, holds dispositive powers for these shares.

(13) Andrew J. Redleaf, as Managing Member of Pandora Select Advisors, LLC, which is the general partner and the investment manager of this selling security holder, holds dispositive powers for these shares. Includes 167,821 shares underlying common stock convertible from promissory notes issued in March 2004. Pandora is separately identified in this table with respect to (i) 330,000 shares issuable upon the conversion of certain promissory notes and 155,000 shares issuable upon exercise of certain warrants under Registration Statement on Form S-3/A (File No. 130316) and (ii) 660,018 shares previously registered on Form S-3 (File No. 333-116294.

(14) Andrew J. Redleaf, as Managing Member of Whitebox Hedged High Yield Advisors, LLC, which is the general partner and the investment manager of this selling security holder, holds dispositive powers for these shares. Includes 251,731 shares underlying common stock convertible from promissory notes issued in March 2004. Whitebox is separately identified in this table with respect to (i) 220,000 shares issuable upon the conversion of certain promissory notes and 103,333 shares issuable upon exercise of certain warrants under Registration Statement on Form S-3/A (File No. 130316) and (ii) 440,013 shares previously registered on Form S-3 (File No. 333-116294.

(15) Mr. Mark Kroeger, President, holds dispositive powers for these shares.

(16) Mr. Anwar was an officer of FastFunds Financial Corporation, our operating subsidiary, until February 22, 2006.

(17) Mr. Richard W. Perkins, general partner, holds dispositive powers for these shares.

(18) Mr. Richard W. Perkins, attorney-in-fact, holds dispositive powers for these shares.

(19) Includes shares owned jointly by Messrs. Rice as well as 92 shares owned by William Rice individually.

(20) Messrs. Dennis Hecker and Wayne W. Mills, each managers and 50% equity holders of Hunter Ridge Partners LLC, hold dispositive powers for these shares.

(21) Includes 200,000 shares of common stock into which 550 shares of Series K Convertible Preferred Stock held by Hunter Ridge Partners LLC is convertible.

(22) Mr. Wayne W. Mills, the sole member, holds dispositive powers for these shares.

(23) Includes 397,818 shares of common stock into which 1,094 shares of Series K Convertible Preferred Stock held by Intention Capital, LLC is convertible.

(24) Pursuant to the Certificate of Designation for the Series K Convertible Preferred Stock, the shares of Series K Convertible Preferred Stock held by Intention Capital, LLC and Hunter Ridge Partners LLC cannot be converted into common stock of Equitex to the extent that such conversion(s) would result in the beneficial ownership by Mr. Mills (or his affiliates) of more than 4.99% of the outstanding shares of common stock of Equitex at the time of the conversion.

(25) Maslon Edelman Borman & Brand, LLP is a limited liability partnership with approximately 45 limited partners, none of which individually hold dispositive power for these shares.

(26) Mr. Leo T. Fong, trustee, holds dispositive powers for these shares.

(27) Thomas Little, Trustee, holds dispositive powers for these shares.

(28) Daniel Bishop is the President, and holds dispositive power for shares held by, each of Discount Video Liquidators, Inc. and Tee & Bee, Inc. The number of shares identified in the table for Mr. Bishop is based upon a Schedule 13D/A filed with the SEC on October 31, 2003, but also includes shares held by each Discount Video Liquidators, Inc. and Tee & Bee, Inc., but the number of shares identified for each such entity does not incorporate the holdings by either Mr. Bishop or the other entity.

(29) Paul Mannion, President holds dispositive powers for these shares.

(30) William L. Goblirsch, Executive Vice President and CEO, holds dispositive powers for these shares.

(31) Dr. Casement is a member of our board of directors. Includes 41,667 shares underlying options granted under our 2003 Stock Option Plan.

(32) Mr. Hovorka is a member of our board of directors.

(33) Mr. David Schaper, President, holds dispositive powers for these shares.

(34) Barry Hollander, President, holds dispositive powers for these shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock offered by this prospectus on behalf of the selling securityholders, as described above under the caption “Selling Securityholders.” As used in this prospectus, “selling securityholders” include donees, pledges, transferees and other successors in interest selling shares received from the selling securityholders after the date of this prospectus, whether as a gift, pledge, partnership distribution or other form of non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by Equitex, Inc. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling securityholders.

The selling securityholders may, from time to time in one or more types of transactions (which may include block transactions), effect resales of shares of common stock offered hereby:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may effect sales of shares of common stock offered hereby at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at privately negotiated prices. Any of these transactions may or may not involve brokers or dealers. Any such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchaser(s) of shares of common stock for whom those broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock by the selling securityholders. In the event any selling securityholder engages a broker-dealer or other person to sell the shares offered hereby, the names of such agents and the compensation arrangements will be disclosed in a post-effective amendment to the registration statement to which this prospectus relates, which must be filed prior to any such sales.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by him and, if he, she or it defaults in the performance of secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities, which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling securityholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, provided that they meets the criteria and conform to the requirements of that rule.

The selling securityholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. In addition, each broker-dealer selling for its own account or the account of an affiliate is an “underwriter” under Section 2(11) of the Securities Act.

To the extent required, the shares of our common stock to be sold, the name of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and his affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus-delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We are unable to predict the effect which sales of the shares of common stock offered by this prospectus might have upon our ability to raise additional capital.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon for us by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Maslon Edelman Borman & Brand, LLP currently holds 5,000 shares of common stock, and such shares are being registered for resale by Maslon Edelman Borman & Brand pursuant to this Prospectus.

EXPERTS

The audited consolidated financial statements of Equitex, Inc. and subsidiaries included in our Annual Report on Form 10-K incorporated herein by reference have been so incorporated in reliance upon the report of GHP Horwath, P.C., independent registered public accounting firm, given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file electronically with the SEC are available to the public free of charge over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC, at prescribed rates, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our most current SEC filings, such as our annual, quarterly and current reports, proxy statements and press releases are available to the public free of charge on our Website. The address of our website is http://www.equitex.net. Our website is not intended to be, and is not, a part of this prospectus. We will provide electronic or paper copies of our SEC filings to any stockholder free of charge upon receipt of a written request for any such filing. All requests for our SEC filings should be sent to the attention of Investor Relations at Equitex, Inc., 7315 East Peakview Avenue, Englewood, Colorado 80111.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, including all filings made pursuant to the Exchange Act after the initial filing of the registration statement that contains this prospectus and before the effectiveness of this registration statement and the termination of the offering of our common stock pursuant to this prospectus:

•	Annual report on Form 10-K for the year ended December 31, 2005 (including information specifically incorporated by reference into our Form 10-K), as filed on April 17, 2006; and

•	Current report on Form 8-K filed on February 6, 2006;

•	Current report on Form 8-K filed on March 20, 2006;

•	Current report on Form 8-K filed on April 4, 2006;

•
The description of our common stock included under the caption “Securities to be Registered” in our Registration Statement on Form 8-A, dated July 21, 1983, including any amendments or reports filed for the purpose of updating that description.

The information about us that is contained in this prospectus is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus. Information that we file later with the SEC and that is incorporated by reference into this prospectus will automatically update and supersede information in this prospectus. You can request a free copy of the above filings, or any filings subsequently incorporated by reference into this prospectus, by writing to us at Equitex, Inc., 7315 East Peakview Avenue, Englewood, Colorado 80111, Attention: Investor Relations; or telephoning us at (303) 796-8940.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

PROSPECTUS

___________ , 2006

EQUITEX, INC.

8,947,198 shares of common stock

Until ___________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments for subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The registrant estimates that expenses payable in connection with the offering described in this registration statement will be as follows:

SEC registration fee	$1,744
Legal fees and expenses	5,000
Accounting fees and expenses	3,000
Printing and engraving expenses	500
Miscellaneous	1,000
TOTAL	$11,244

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of Equitex’s officers, directors, employees and agents against liabilities which they may incur in such capacities. A summarization of the circumstances in which such indemnifications provided for is contained herein, but that description is qualified in its entirety by reference to the relevant Section of the Delaware General Corporation Law.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to Equitex’s best interest; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by or in the right of Equitex in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in Equitex’s best interest and must not have been adjudged liable to Equitex unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on behalf of Equitex in which a director is adjudged liable to Equitex, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes Equitex to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to Equitex a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by Equitex.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under Equitex’s Certificate of Incorporation, Bylaws, resolutions of its stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants the power to Equitex to purchase and maintain insurance policies which protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it. No such policies providing protection against liabilities imposed under the securities laws have been obtained by Equitex.

Article VII Section 9 of Equitex’s corporate bylaws provides that Equitex shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, Equitex has entered into agreements with its directors indemnifying them to the fullest extent permitted by the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Equitex pursuant to the foregoing provisions, Equitex has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits

The following exhibits are filed as part of this registration statement:

2.1
Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. (incorporated by reference to exhibit 10.1 to the Registrant’s current report on Form 8-K filed on September 19, 2005).

5.1	Opinion of Maslon Edelman Borman & Brand, LLP (filed herewith).
5.2	Opinion of Maslon Edelman Borman & Brand, LLP (incorporated herein by reference to the Registrant’s Form S-3 filed with the SEC on December 14, 2005).
5.3	Opinion of Maslon Edelman Borman & Brand, LLP (incorporated herein by reference to the Registrant’s Form S-3 filed with the SEC on June 8, 2004 (File No. 116294)).
5.4	Opinion of Friedlob Sanderson Paulson & Tourtillott, LLC (incorporated herein by reference to Registrant’s Form S-3 filed with the SEC on December 9, 2002 (File No. 101731)).
10.1
Purchase Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.2
Secured Convertible Promissory Note dated September 15, 2005 issued to Pandora Select Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.3
Secured Convertible Promissory Note dated September 15, 2005 issued to Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.4	Warrant dated September 15, 2005 issued to Pandora Select Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).
10.5	Warrant dated September 15, 2005 issued to Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).
10.6
Amendment to Secured Convertible Promissory Notes dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.7
Amended Security Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.8
Registration Rights Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.9
Stock Pledge Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P.
(incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.10
Guaranty of Henry Fong dated September 15, 2005 in favor of Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.11	Share Exchange Agreement with Aton Select Fund Limited (incorporated by reference to exhibit 10.1 to the registrant’s current report on Form 8-K filed on December 9, 2005).
10.12	Registration Agreement dated effective May 10, 2006 (incorporated by reference to the registrant’s Current Report on Form 8-K filed on May 15, 2006).
23.1	Consent of Independent Registered Public Accounting Firm, GHP Horwath, P.C. (filed herewith).
23.2	Consent of Maslon Edelman Borman & Brand, LLP (included within Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(5) that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Exhibit Index

Exhibit No.	Description
2.1
Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. (incorporated by reference to exhibit 10.1 to the Registrant’s current report on Form 8-K filed on September 19, 2005).

5.1	Opinion of Maslon Edelman Borman & Brand, LLP (filed herewith).
5.2	Opinion of Maslon Edelman Borman & Brand, LLP (incorporated herein by reference to the Registrant’s Form S-3 filed with the SEC on December 14, 2005).
5.3	Opinion of Maslon Edelman Borman & Brand, LLP (incorporated herein by reference to the Registrant’s Form S-3 filed with the SEC on June 8, 2004 (File No. 116294)).
5.4	Opinion of Friedlob Sanderson Paulson & Tourtillott, LLC (incorporated herein by reference to Registrant’s Form S-3 filed with the SEC on December 9, 2002 (File No. 101731)).
10.1
Purchase Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.2
Secured Convertible Promissory Note dated September 15, 2005 issued to Pandora Select Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.3
Secured Convertible Promissory Note dated September 15, 2005 issued to Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.4	Warrant dated September 15, 2005 issued to Pandora Select Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).
10.5	Warrant dated September 15, 2005 issued to Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).
10.6
Amendment to Secured Convertible Promissory Notes dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.7
Amended Security Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.8
Registration Rights Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.9
Stock Pledge Agreement dated September 15, 2005 with Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P.
(incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.10
Guaranty of Henry Fong dated September 15, 2005 in favor of Pandora Select Partners, L.P. and Whitebox Hedged High Yield Partners, L.P. (incorporated herein by reference to the Registrant’s Form S-3/A filed with the SEC on February 10, 2006).

10.11	Share Exchange Agreement with Aton Select Fund Limited (incorporated by reference to exhibit 10.1 to the registrant’s current report on Form 8-K filed on December 9, 2005).
10.12	Registration Agreement dated effective May 10, 2006 (incorporated by reference to the registrant’s Current Report on Form 8-K filed on May 15, 2006).
23.1	Consent of Independent Registered Public Accounting Firm, GHP Horwath, P.C. (filed herewith).
23.2	Consent of Maslon Edelman Borman & Brand, LLP (included within Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach Gardens, State of Florida, on May 15, 2006.

Equitex, Inc.
(Registrant)

/s/ Henry Fong
Henry Fong
President, Chief Executive and Accounting Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Henry Fong, as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Henry Fong Henry Fong	Principal financial and accounting officer and Director	May 15, 2006

/s/ Russell L. Casement Russell L. Casement	Director	May 15, 2006

/s/ Aaron A. Grunfeld Aaron A. Grunfeld	Director	May 15, 2006

/s/ Michael S. Casazza Michael S. Casazza	Director	May 15, 2006

/s/ Joseph W. Hovorka Joseph W. Hovorka	Director	May 15, 2006